Brian J. Robinson Executive Vice President, Chief Financial Officer and Treasurer 4 Tesseneer Drive Highland Heights, KY 41076 Phone: 859.572.8483 Fax: 859.572.8444 Email: brobinson@generalcable.com
January 12, 2011
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D. C. 20549-6010

RE:	General Cable Corporation Form 10-K for the Year Ended December 31, 2009 filed March 1, 2010 Definitive Proxy Statement on Schedule 14A Form 8-K filed May 14, 2010 File No. 1-12983
Dear Mr. O’Brien:
Set forth below are General Cable Corporation’s (the “Company”) responses to the comment letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 28, 2010 addressed to Mr. Brian J. Robinson, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009, its Definitive Proxy Statement on Schedule 14A filed on April 1, 2010 and its Form 8-K filed May 14, 2010.
For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses. The Company’s responses, where requested, provide proposed revisions to the disclosures that the Company anticipates making in future filings.
Form 10-K for the Year Ended December 31, 2009
Item 1. Business, page 3
Disclosure Regarding Forward-Looking Statements, page 10
1.	Please remove the statement that you “specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.” You may not decline an obligation to update information if required by the federal securities laws.
Response
The Company acknowledges the Staff’s comment and will revise future filings, effective with its Annual Report on Form 10-K for the fiscal year ending December 31, 2010, to comply accordingly.
Item 1A. Risk Factors, page 12
2.	We note your statement, “Such [risk] factors include, but are not limited to, the risks and uncertainties described below.” In future filings, please remove this limitation on the scope of your risk factors, or revise to clarify that you have discussed all known material risks.

Response
The Company acknowledges the Staff’s comment and will revise future filings, effective with its Annual Report on Form 10-K for the fiscal year ending December 31, 2010, to comply accordingly.
Management’s Discussion and Analysis, page 29
Liquidity and Capital Resources, page 43
3.	We note your disclosures throughout the Form 10-K, particularly on page 43 and 50, as well as in the subsequent Forms 10-Q for 2010, regarding the devaluation of the Venezuelan Bolivar fuertes (BsF) on January 8, 2010, and the resultant impact to your operations and financial statements. Please expand MD&A in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Disclose the specific amount of Bsf-denominated monetary assets and liabilities as of each balance sheet date and provide a break-out of the amounts being remeasured at each exchange rate. Provide this disclosure at a reasonably detailed level; for example, disclose amounts for cash and accounts receivable. Disclose the amount of sales and costs of sales for the Venezuelan operations and separately disclose the amounts denominated in BsF and the U.S. dollar. Please provide us an example of future disclosure.

4.	Please tell us whether a parallel market was used to settle U.S. dollar-denominated accounts payable, intercompany amounts or other balances. In future filings, please provide a discussion of amounts you have settled at the official rate during the periods presented or, if no amounts have been settled during this time, discuss the most recent settlements. Disclose the amount of Bolivar fuertes pending government approval for settlement at the official rate (and which official rate) and the length of time the request(s) have been pending. Discuss the implications of the current exchange rate system for your operations and cash flows. Please provide us an example of future disclosure.

5.	Given the risks presented by currency restrictions discussed on page 43, as well as concern over whether the official rate is reflective of economic reality, it would appear useful to an investor to provide summarized financial information for your Venezuelan operations, including sales, total assets, liabilities and net assets as of the periods presented. Tell us your consideration of providing this disclosure in future filings.
Response to Comments 3, 4, and 5
The Company acknowledges the Staff’s comments 3, 4, and 5 and offers the following response. The Company will present additional summarized financial disclosures with respect to our operations in Venezuela in future filings, effective with its Annual Report on Form 10-K for the fiscal year ending December 31, 2010, as illustrated below.
Venezuelan Operations
On January 8, 2010, the Venezuelan government announced the devaluation of its currency, the Venezuelan Bolivar (“BsF”) and established a two-tier foreign exchange structure. The official exchange rate for essential goods (food, medicine and other essential goods) was adjusted from 2.15 BsF per U.S. dollar to 2.60 BsF per U.S. dollar. The official exchange rate for non-essential goods was adjusted from 2.15 BsF per U.S. dollar to 4.30 BsF per U.S. dollar. The Company remeasures the financial statements of its Venezuelan subsidiary at the rate at which the Company expects to remit dividends, which is 4.30 BsF per U.S dollar.

Due to the impact of the devaluation of its currency by the Venezuelan government, the Company recorded a pre-tax charge of $29.8 million in the first quarter of 2010 related to the remeasurement of the local balance sheet on the date of the devaluation at the official non-essential rate.
The functional currency of the Company’s subsidiary in Venezuela is the U.S. dollar; therefore, gains and losses for transactions at a rate other than the official exchange rate for non-essential goods are recorded in the statement of operations. For the first five months of 2010, purchases of dollars to import copper and other raw materials were completed at a parallel rate and aggregated about $XX. In 2010, the Company recorded $XX million in foreign exchange losses related to copper imports at this parallel rate. The foreign exchange gain (loss) related to the other imported materials at this parallel rate was immaterial in 2010.
In the second quarter, the Company received authorization to purchase dollars to import copper at the official exchange rate for essential goods of 2.60 BsF per U.S. dollar. Beginning in June of 2010, the Company recorded $XX million in foreign exchange gains related to transactions completed at the 2.60 BsF per U.S. dollar essential rate. The Company purchased XX million pounds of copper in 2010 at the essential rate.
On June 9, 2010, the Venezuelan government closed down the parallel market thereby declaring it illegal and imposing volume restrictions on each entity’s trading activity through a newly regulated system, the Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”). SITME provides entities with another legal alternative to obtaining foreign currency through the Commission for the Administration of Foreign Exchange (“CADIVI”). Currently, the Company is not using the SITME system to make purchases as non-copper materials are purchased domestically.
At December 31, 2010 and 2009, the Company’s total assets in Venezuela were $XX million and $XX million and total liabilities were $XX million and $XX million, respectively. At December 31, 2010 and 2009, included within total assets were BsF denominated monetary assets of $XX million and $XX million, which consisted primarily of $XX million and $XX million of cash, and $XX million and $XX million of accounts receivable, respectively. At December 31, 2010 and 2009, included within total liabilities were BsF denominated monetary liabilities of $XX million and $XX million, which consisted primarily of $XX million and $XX million of accounts payable and other accruals, respectively. All monetary assets and liabilities were remeasured at 4.30 BsF per U.S. dollar at December 31, 2010.
The Company’s sales in Venezuela were X.X% and X.X% of our consolidated net sales for the year ended December 31, 2010 and 2009, respectively. Operating income in Venezuela was X.X% and XX% of our consolidated operating income for the year ended December 31, 2010 and 2009, respectively. Venezuela’s sales and cost of goods sold are approximately XX% BsF denominated and approximately XX% U.S. dollar denominated. A 10% increase (decrease) in each of the official exchange rates would decrease (increase) Venezuela’s sales and cost of goods sold on an annual basis by approximately $XX million and approximately $XX million, respectively.
During the years ended December 31, 2010 and 2009, the Company settled $XX million and $XX million of U.S. dollar denominated intercompany payables and accounts payable in Venezuela, respectively. For the year ended December 31, 2010, approximately XX% was settled at the essential rate of 2.60 BsF per U.S. dollar and XX% was settled at the parallel rate which averaged X.XX BsF per U.S. dollar between January 1, 2010 and June 8, 2010, the legal period of operation. At December 31, 2010, $XX million of requests of U.S. dollars to settle U.S. dollar denominated liabilities remained pending with CADIVI, which we expect will be settled at the 4.30 BsF per U.S. dollar rate. Approximately $XX million of the requested settlements have been pending up to 180 days, approximately $XX million have been pending 180 to 360 days and $XX million have been pending over one year. Currency exchange controls in Venezuela continue to limit our ability to remit funds from Venezuela. We do not consider the net assets of Venezuela to be integral to our ability to service our debt and operational requirements.

6.	In future filings, please discuss your plans to manage the challenges presented by the current exchange rate system. For example, disclose changes in business practices or policies that have occurred or are anticipated to occur in response to the devaluation and the hyperinflationary environment.
Response
The Company acknowledges the Staff’s comment and offers the following response.
The Company currently intends to include the following disclosures substantially as set forth below in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The Company will continue to assess the impact to the Company of the Exchange Law (see below) and other political and economic developments in Venezuela and will revise the related disclosure, as appropriate.
Venezuela Operations (continued)
As a result of government restrictions, Venezuela continues to operate in a difficult economic environment. We have historically taken steps to address operational challenges including obtaining approval of copper imports at the 2.60 essential BsF per dollar rate, purchasing other raw material products domestically, and adjusting prices to reflect raw material cost and adherence to government price controls.
On December 30, 2010, the Central Bank of Venezuela and the Ministry of Finance published an amendment to Convenio Cambiario No. 14 (the Exchange Law), whereby the official exchange rate was set at 4.30 BsF per U.S. dollar effective January 1, 2011 thereby eliminating the 2.60 BsF per U.S. dollar rate. We will continue to monitor the political and economic situation and will take steps to remain competitive including adjusting price and local production, and pursuing necessary government approvals for import licenses.
13. Total Equity, page 91
7.	Please explain why you changed the classification of the mutual fund assets held in Rabbi Trust from available-for-sale to trading securities. Discuss the significant terms of the Deferred Compensation Plan and how they affected your classification of the assets.
Response
The Company acknowledges the Staff’s comment and offers the following response.
The Company has a deferred compensation plan whereby eligible employees may elect to defer compensation and invest such compensation either in Company stock or a defined group of mutual funds. All the assets are held in a rabbi trust. Participants are allowed to diversify their investments. The deferred compensation obligation is adjusted to reflect changes in the fair value of the related assets in the rabbi trust. There has been no amendment of the terms of this plan.
Prior to 2009, management had classified the mutual fund investments as available for sale (“AFS”) under the guidance of FAS 115, Accounting for Certain Investments in Debt and Equity Securities (“FAS 115” or ASC 320-10). As such, changes in the value of these investments each period-end were recorded into accumulated other comprehensive income.
Effective January 1, 2009, the Company considered whether classifying the mutual fund investments as trading under ASC 320-10 may be more appropriate. The mutual funds are $14 million and $11 million of the Company’s $3,924 million and $3,836 million in total assets as of December 31, 2009 and 2008, respectively.

The Company believes that, while either classification as available-for-sale or trading is considered acceptable in accordance with ASC 710-10-25-18, the classification of the investments as trading securities is more consistent with the purpose of these investments considering that trading in the assets is at the request of the individual employee. In addition. classification of the mutual fund securities in the deferred compensation plan as trading results in the impact of changes in fair value being recorded into earnings (rather than in accumulated other comprehensive income), which is better aligned with changes in the related deferred compensation liability for which the impact is also recorded into earnings.
As disclosed in the Company’s 2009 Form 10-K, the impact of this change in classification of assets was to record an immaterial pre-tax charge of $5.9 million, which had been previously recorded in accumulated other comprehensive income. Total income before income taxes was $174.1 million for the year ended December 31, 2009.
17. Commitments and Contingencies, page 100
Other Matters, page 102
8.	Please tell us and revise future filings to clarify whether the $236.3 million in “other guarantees” represents the maximum potential amount of future payments you could be required to make under outstanding guarantees. Provide the disclosures required by paragraph 4 of ASC 460-10-50 for all material guarantees or groups of similar guarantees, including the terms of the guarantees, how they arose, the events or circumstances that would require you to perform, the current status, etc.
Response
The Company acknowledges the Staff’s comment and offers the following response.
The $236.3 million in “other guarantees” represents the maximum potential amount of future payments that we would be required to make under outstanding guarantees. In general, these represent performance guarantees under various contracts with our customers and vendors, primarily outside of the United States. Such guarantees are based on the performance of the Company’s subsidiaries and, hence, are excluded from the scope of ASC 460-10-15-4, under the scope exception ASC 460-10-15-7i. However, the Company will provide disclosure of the nature and amount of such guarantees in future filings.
Definitive Proxy Statement on Schedule 14A
Director Qualifications and Leadership Structure, page 15
9.	On page 16, you state, “There are three committees of the Board and each Board member sits on every committee.” This statement conflicts with other disclosures throughout the proxy statement indicating that only the independent board members, which would exclude Mr. Kenny, serve on the three committees. Please advise or revise in future filings.
Response
The Company acknowledges the Staff’s comment and will revise future filings to clarify that all independent directors serve on every committee. Mr. Kenny, the Company’s only executive director, does not serve on any committee.

Executive Compensation, page 19
10.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.
Response
The Company acknowledges the Staff’s comment and offers the following response.
In connection with the annual compensation review by management and the Compensation Committee of the Board of Directors, management and the Compensation Committee evaluated the Company’s current compensation practices and philosophy to determine whether any of the Company’s compensation plans are reasonably likely to have a material adverse effect on the Company. The Compensation Committee sought counsel from compensation experts, legal counsel and management in making its risk determination. The evaluation process included a discussion of the Company’s compensation philosophy and structure of the compensation plans, an analysis of the factors and processes used by the Compensation Committee in evaluating performance under each plan and a review of the Company’s internal controls. Based on the Compensation Committee and management’s conclusion that the risks arising out of the Company’s compensation plans for all employees were not reasonably likely to have a material adverse effect on the Company, the Company determined that no disclosure was required under Item 402(s) of Regulation S-K in its 2010 Proxy Statement.
The Company will continue to evaluate the risks arising out of its compensation plans on a yearly basis and determine if disclosure would then be required under Item 402(s) of Regulation S-K.
Compensation Discussion and Analysis, page 19
Compensation Component Percentile Table, page 21
11.	Please tell us how the estimated percentiles shown in the table align with the guiding principles of your compensation philosophy enumerated on page 19. Please also clarify whether the percentiles in the table represent the target amounts for the various components of compensation, or whether they represent the amounts of actual compensation as compared to amounts paid by the other comparable companies. Please also clarify whether the percentiles in this table are based on the “peer group” companies you refer to or a larger group of comparable companies that includes the peer group, as suggested on page 20. Confirm that you will include similar disclosures in future filings.
Response
The Company acknowledges the Staff’s comment and offers the following response.
The Company’s compensation philosophy is to target total executive compensation at no more than the 50th percentile (or median) of pay levels of comparable companies in the market, including the peer group. The Compensation Committee adopted the compensation philosophy to allow actual compensation for each executive to be based on several relevant factors, including but not limited to, individual performance, experience, roles and responsibilities, Company performance and changes in the value of the Company’s equity.
The percentiles in the table represent the actual (salary and long-term incentives) or target (annual incentive pay) amounts for the various components of compensation compared to the comparative peer group data available to the Company for each named executive officer.
Based on the Staff’s comments, our review of peer company disclosures, the stated objectives of our compensation philosophy and the individualized review of compensation for each named executive officer by the Compensation Committee, the Company believes that a narrative disclosure on the determination of each named executive officer’s compensation in relation to the compensation philosophy would provide a more useful analysis than the tabular disclosure contained in the Company’s 2010 Proxy Statement. In accordance with this view, the Company will provide this disclosure in a narrative format in future filings.

12.	On page 22, we note your statement that the Compensation Committee reviewed current trend information in setting 2009 pay levels. With a view toward future disclosure, please describe the trend information that the Committee considered. Please also describe the long-term incentive award trends considered.
Response
The Company acknowledges the Staff’s comment and offers the following response.
The Compensation Committee annually reviews with its independent compensation consultant current trend information such as market practices for each compensation component (i.e., salary increases, structure and use of long-term incentives, prevalence of certain equity incentive vehicles, stock ownership guidelines, etc.), regulatory changes, accounting and tax changes, the economic and political climate, and other relevant topics for the current year at the beginning of the annual compensation review process.
The Company will provide additional disclosure regarding the Compensation Committee’s review of current trend information in its future filings.
Annual Incentives, page 23
13.	You state, “Award levels at target under the AIP . . . generally reflect the median of the competitive market.” However, in the table on page 21, the estimated percentile ranking for three of the five named executive officers is below 30 percent. Please advise.
Response
The Company acknowledges the Staff’s comment and offers the following response.
The AIP targets are determined at approximately the median of the competitive market based on the data available to the Company. The AIP percentile rankings in the table on page 21 are based on the target percentage of base pay. The target award stated as a percentage of base salary generally reflects the median of the competitive market. Due to individual salaries being below the median of the competitive market, the target award payouts are less than the median of the competitive market.
14.	Please clarify supplementally and in future filings what measure or amount the target AIP levels are expressed as a percentage of. For example, do you mean that Mr. Kenny’s target AIP award was 110% of his base salary in 2009?
Response
The Company acknowledges the Staff’s comment and offers the following response.
The target AIP levels are expressed as a percentage of each executive’s base salary for the current year. For example, Mr. Kenny’s target AIP award was 110% of his base salary in 2009.
The Company will clarify its disclosure on target AIP levels in its future filings.

Quantitative Performance Factors, page 24
15.	Please tell us how actual performance compared to the performance targets. Additionally, please discuss your reasoning for setting a different return on capital employed performance target for Mr. Siverd than the return on capital employed performance targets set for Mr. Kenny and Mr. Robinson. Confirm that you will provide similar disclosure in future filings.
Response
The Company acknowledges the Staff’s comment and offers the following response.
The chart below details the target performance criterion and actual performance for the AIP, which was provided on page 22 of the Company’s Proxy Statement. The AIP performance targets were the same for each named executive officer, including Mr. Siverd. Unfortunately, a typographical error occurred in the transcription of the performance target for Mr. Siverd.

Annual Incentive Plan:	Target Performance
All Named Executive Officers	Criterion	Actual Performance
Earnings Per Share	$2.80	$ 1.89
Return on Capital Employed	Over 18.6%	11.4%
The other quantitative performance factors listed on the table on page 24 and 25 of the Company’s Proxy Statement are individual performance factors that are considered by the Compensation Committee in assessing an individual’s overall performance and determining whether a negative adjustment should be made to a potential AIP award.

Corporate:	Individual Qualitative
Kenny and Robinson	Performance Factors	Actual Performance
Return on Invested Capital	Over 11.4%	8.8%
Leverage Ratio (Debt to EBITDA)	Less than 2.9x gross leverage; less than 1.9x net leverage	Actual gross leverage was 2.6x. Actual net leverage was 1.2x.
North American Operating Segment: Lampert
N.A. Operating Income	Over $102 million	$72 million
N.A. Return on Capital Employed	Over 17.2%	11.3%
ROW Operating Segment: Sandoval
ROW Operating Income	Over $127 million	$118.4 million
ROW Return on Capital Employed	Over 18.5%	18.2%
The Company will clarify its disclosure on individual performance factors in its future filings.
Long-Term Equity Incentives, page 26
16.	We note your statement on page 27 that your long-term equity incentive program is “structured to provide 75% of the expected value in the form of stock options and 25% of the expected value in the form of restricted stock.” With a view toward disclosure in future filings, please tell us how you determined these percentages.
Response
The Company acknowledges the Staff’s comment and offers the following response.

The Company’s Compensation Committee believes that providing combined grants of stock options and restricted stock creates a better balance between risk and reward for its U.S. based executives than either type of equity incentive can achieve alone. In February 2008, the Compensation Committee changed the mix of the expected value in equity incentive grants from 50% stock options and 50% restricted stock to the current mix of 75% stock options and 25% restricted stock. The basis for this change, as disclosed on page 22 in the Company’s Proxy Statement filed March 28, 2008, was that under the prior equity incentive mix, the Company’s executives received increased economic value due to the increase in the Company’s stock price. The Compensation Committee viewed the prior mix as being focused equally on fostering value creation for stockholders and ongoing retention of its executives. While retention of executives is important, the Compensation Committee determined that the change in equity incentive mix would lead to greater value creation for its shareholders. Each year, the Compensation Committee reviews the relative equity incentive mix for its executives with input from its independent compensation consultant and makes a final determination. Since the change in 2008, the Compensation Committee has determined that the current mix of equity incentives achieves the desired result of fostering value creation for stockholders while providing ongoing retention of its executives.
The Company will provide additional disclosure on the annual determination of the long-term equity incentive structure in its future filings.
Summary Compensation Table, page 31
17.	Please tell us why the salaries listed in the table for 2009 are higher than those listed in 2008 when your disclosure on page 23 states that the Compensation Committee decided not to make salary adjustments.
Response
The Company acknowledges the Staff’s comment and offers the following response.
The Company is on a bi-weekly pay schedule for all of its U.S. employees. The Company calculates its bi-weekly payments based on twenty-six pay periods. Periodically (approximately once every six or seven years depending on the calendar), the Company has twenty-seven bi-weekly pay periods. During 2009, there were twenty-seven pay periods for all U.S. employees and each employee, including the executive officers, received additional compensation. The Company’s Compensation Committee is aware of this occurrence and is comfortable with the Company’s pay schedule.
Form 8-K filed May 14, 2010
18.	Based on the disclosure in Item 5.07 of your Form 8-K, it appears that shareholders voted to amend your Certificate of Incorporation to declassify the Board and to provide for removal of directors with or without cause. However, Exhibit 3.1 does not appear to reflect these changes. Please advise.
Response
The Company acknowledges the Staff’s comment and offers the following response.
The Amendment to the Restated Certificate of Incorporation is attached to the Form 8-K as the last page of Exhibit 3.1.

In addition, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses or would like to discuss any such responses further, please feel free to contact Robert J. Siverd, Executive Vice President, General Counsel and Secretary at 859-572-8890 on any legal matters, or me at 859-572-8483 on any accounting matters.
Sincerely,
/s/ Brian J. Robinson
Brian J. Robinson
Executive Vice President, Chief Financial Officer and Treasurer
General Cable Corporation
cc: Robert J. Siverd